NEWS RELEASE

Celevoke, Inc., a Current Technology Operating Company, to Form Joint Venture in Brazil with Crown Telecom Founder JR Pereira

VANCOUVER, British Columbia and NEW YORK, NY – February 20, 2008 – Current Technology Corporation (OTCBB: CRTCF) and MSGI Security Solutions Inc. (OTCBB: MSGI) “MSGI” today announced the signing by Current Technology’s 51% owned subsidiary Celevoke, Inc. (“Celevoke”) of a Memorandum of Understanding with Templar Investment & Acquisitions B.V. (“Templar”).  Celevoke and Templar plan to form a joint venture company to market and sell Celevoke’s proprietary Telematics solutions to the dynamic automotive market in Brazil.  Importantly, the Federal Government of Brazil has mandated that effective August 1, 2009 all new factory produced or imported automobiles must be equipped with an anti-theft device and tracking system.

Mr. JR Pereira, member of Templar’s General Council commented, “We are very pleased about the launch of this new endeavour together with Celevoke.  The government has responded to the theft of over 400,000 vehicles per year with new legislation. With the application of Declaratory Law Number 121 by August 1, 2009 which mandates that every new vehicle in Brazil should have a GPS tracking system unit, we are sure that our joint venture company will be one of the top producers in South America in tracking, monitoring services and software solutions for the automotive market. We have years of industry experience, and are convinced Celevoke’s products and services are superior to any available on the market today.”  Mr. Pereira is the founder of Crown Telecom, a benchmark service provider of tracking and monitoring services in South America.  Crown Telecom is now controlled by Templar.

Chuck Allen, CEO of Celevoke stated, “We believe we are perfectly positioned to benefit from this new law in Brazil.  We have a strong intellectual property position supported by issued patents in Brazil, and have teamed up with JR Pereira, a leading expert in the field who has outstanding contacts in the automotive industry, with both dealers and manufacturers.  During the period prior to the new legislation coming into effect, we will focus our efforts on introducing our products and services to automobile dealers.  This will allow us to build near term cash flow, while developing market awareness and credibility prior to working directly with automobile manufacturers.  When combined with JR Pereira’s high level contacts with manufacturers in Brazil, we believe we will become the Telematics market leader in the most important economy in South America.”

Current Technology CEO Robert Kramer said, “According to the National Association of Vehicle Manufacturers, over 2.8 million units will be sold in Brazil this year, representing an increase of 17.5% over last year.  This is a significant market by any measure and one which should set the stage for dramatic growth this year and beyond.”

MSGI Security Solutions CEO Jeremy Barbera said, “Brazil is the largest country in Latin America with a population exceeding 180 million.  This is nothing less than an extraordinary business opportunity. Celevoke, Current Technology and MSGI executives all collaborated on this first major initiative and we are thrilled to see such significant traction take place in what is only the second month after our investment in Current Technology and Celevoke.”

About Celevoke

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics. More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc.; a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celevoke’s development of patented technology utilized today by Celevoke’s many clients.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. You should not place undue reliance on such forward-looking statements.

Contact:
CORPORATE:
Current Technology Corporation
Robert Kramer, 1-800-661-4247
or
MSGI Security Solutions
Jeremy Barbera, 1-917-339-7134
or
INVESTOR RELATIONS:
Polestar Communications
Richard Hannon, 1-866-858-4100
or
Grannus Financial Advisors
Yvonne Zappulla, 1-212-681-4108